Exhibit (a)(3)

Form of Letter to Shareholders

October 13, 2009

RE: Opportunity to Sell Your Shares in Piedmont Office Realty Trust, Inc. for Cash

Dear [Name of Shareholder]:

I am pleased to announce that MIRELF III REIT Investments, LLC (the “Purchaser”) is offering to purchase (the “Offer”) all of your shares of common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”) for:

$[Nominal Amount in Cash]

At a Purchase Price of

$3.00 per Share

The Purchaser is an affiliate of Madison International Realty, LLC, a real estate investment firm specializing in providing liquidity for real estate investors holding illiquid or thinly traded ownership interests.  Since 1996, Madison International Realty, LLC and its affiliates have provided liquidity and joint venture equity to real estate investors by directly acquiring real estate ownership interests in confidential, privately-negotiated transactions. We are principals and charge no commissions or transaction fees of any kind.

The Purchaser is an indirect, wholly owned subsidiary of Madison International Real Estate Liquidity Fund III, LP, a Delaware limited partnership (the “Fund”).  Neither the Purchaser nor the Fund has ever commenced a tender offer for the Corporation’s Shares and is not affiliated with and should not be confused with Madison Capital Management, LLC, which has made two previous tender offers for the Corporation’s Shares.

For more information about the Offer or to get additional copies of the accompanying documents, please call our Information Agent, Laurel Hill Advisory Group, at the following toll-free number: (888) 742-1305.

The Purchaser is seeking a maximum of 5.0% of the outstanding Shares pursuant to this Offer. If Shareholders offer us more, we will prorate our purchase ratably to all sellers, unless you indicate that you want to sell “All or None” of your Shares, in which case your Shares will only be purchased if we can purchase all of the Shares you tender.

If you wish to accept our Offer, please follow the instructions below entitled “How To Accept This Offer.”

WHY YOU SHOULD ACCEPT THIS OFFER

1.	THIS IS AN ALL CASH OFFER. The Offer will provide Shareholders with the opportunity to receive cash proceeds for their Shares and pay no brokerage fees or other transaction costs of any kind.

2.	YOU CAN SELL ALL OR PART OF YOUR SHARES. The Offer permits Shareholders to sell all or a portion of their Shares.

3.
YOU WILL RECEIVE A FULL OR PARTIAL RETURN OF YOUR INVESTMENT.  The Offer provides many of the Shareholders who contributed capital early in the Corporation’s life cycle with an opportunity to exit the investment now and receive a full return of remaining capital and return on investment.  Shareholders who purchased shares at $10.00 per share at the beginning of the investment period in 1999 have received approximately 90% of their initial investment back to date, and Shareholders who invested at the very end of the investment period in 2004 have received approximately 47% back. These figures take into consideration all annual dividend payments made since inception and the special distribution made in 2005 as reported in the June 30, 2009 investor presentation and the financial statements provided by the Corporation. By accepting the Offer, Shareholders who invested in 1999 will have received 120% of their initial investment back, and Shareholders who invested in 2004 will have received 77% back, while Shareholders who invested between 1999 and 2004 will have received somewhere between 77% and 120% of their initial investment back.

4.
THE SHARE REDEMPTION PROGRAM IS SUSPENDED.  Shareholders may wish to eliminate the uncertainty of generating interim liquidity through the Corporation’s internal share redemption program (“SRP”), which is currently closed and has historically closed before the end of each calendar year.  Given the inadequate funds necessary to meet investor demand for liquidity and given that the program can be suspended or terminated at any time by management, it will remain difficult for Shareholders to sell their shares promptly or at all, particularly in today’s capital constrained market environment.  The Corporation recently made the following statement about the share redemption program: “Our transfer agent received an unprecedented number of Ordinary Redemption Requests upon reopening the SRP in April 2009. We believe this large number of requests is a reflection of the economic uncertainties facing all of us . . . . The SRP as it relates to Ordinary Requests is now closed for the remainder of the year.”

5.
DIVIDENDS HAVE BEEN CUT.  Shareholders may wish to eliminate the uncertainty regarding the amount of future dividend payments.  Management has recently lowered the quarterly dividend by 28% and may continue to cut dividends in anticipation of cash needed for tenant retention, lease-up, and debt maturities over the next few years.  In a recent announcement, the Corporation made the following statement: “The threat of a prolonged credit market crisis and major re-leasing efforts over the next few years make it essential for us to maintain a strong cash position and balance sheet.  Strategically, we must be mindful that nearly 35% of our tenants’ leases will expire in 2011 & 2012.”

6.
A LIQUIDATION EVENT FOR SHAREHOLDERS IS UNCERTAIN.  An investor's desire for liquidity may not always correspond with the holding period of the underlying investment.  The Corporation was formed over 10 years ago with the intention of providing a definitive liquidation event to Shareholders on or before January 2008.  The liquidation event provided for in the Corporation’s charter was originally postponed until July 2009. In a recent proxy statement, the Corporation's Board of Directors announced their unanimous decision to further extend the liquidation to January 2011.  The liquidation event can be further delayed with the approval of Shareholders holding a majority of the Corporation’s outstanding Shares.

7.
THE CORPORATION'S SHARES ARE DIFFICULT TO SELL.  Shareholders may wish to divest themselves of a highly illiquid investment. The Corporation’s Shares are not currently traded on a national exchange and there is no established market available for buying and selling the Corporation’s Shares.  Rather, Shareholders have limited means of selling Shares promptly or at all through the Corporation’s restricted share redemption program or through a thinly traded secondary market.  Historically, there has been low sales volume in the secondary market for the Corporation’s Shares reflecting a lack of prospective buyers.  Moreover, sales on the secondary market incur high transaction related costs which can reduce the trading price by 5%-13%.  Accordingly, the total number of the Corporation’s Shares traded on the secondary market between June 1, 2009 and July 31, 2009, as reported by Direct Investments Spectrum, a publication that tracks non-listed REITS, represented approximately 0.039% of the total Shares outstanding. Within this timeframe, only 48 trades were made totaling less than $949,000 in sales volume compared to total equity raised of approximately $4 billion. By contrast, this Offer provides a platform to sell your Shares and provides up to $70,860,000 of proceeds to meet investors' demand for liquidity.

8.
THERE IS RISK OF A CONTINUED DECLINE IN NET ASSET VALUE. Net Asset Value (“NAV”) as reported by the Corporation declined 15% from 2007 to 2008 and it is difficult to see how NAV will not continue to decline given the backdrop of poor real estate market conditions and a severe economic recession. Ultimately, real estate valuation is based on rational projections of future underlying property market fundamentals, including liquidity considerations.  The future projections of declining rents, higher vacancies, increased re-tenanting costs, lower operating cash flow, higher costs of financing and higher investor return expectations are expected to have a severe impact on the underlying asset values over the next several years. The Corporation made the following statement in a recent proxy statement: “Please bear in mind that the average publicly traded REIT stock has declined 70% in value over the past two years.  No REIT has been immune from the severe impact on values exacted by the credit crisis and recession.”

9.
THERE IS RISK OF A CONTINUED DECLINE IN FUNDS FROM OPERATIONS.  The Corporation experienced a 12% decline in Funds from Operations (“FFO”) per share for the first quarter of 2009 compared to the same period last year and an 8.5% decline in FFO for the first half of 2009 compared to the same period last year.  The decline in FFO was largely the result of lower cash flow from real estate assets.  The reduction in FFO underscores a trend in the broader REIT market characterized by a reduction in property revenue, asset value impairments, or both. According to Direct Investments Spectrum, 17 of the 30 REITs that are covered by the publication reported double-digit percentage declines in FFO per share for the first quarter of 2009 compared to the same period last year: “The real news of the first quarter is that FFO per share figures, for most nonlisted REITs have begun to decline even if valuation impairments are not deducted from FFO.  This means that property revenues . . . are beginning to show the effects of the economic downturn.”

10.	SHAREHOLDERS MAY WISH TO TRANSFER THE FOLLOWING RISKS TO A NEW INVESTOR:

a.
Significant Near-Term Lease Expirations.  There is a continued risk to the performance of the Corporation and the Shares from significant near-term lease expirations, which will exceed 40% of the entire real estate portfolio over the next three years, as represented in the June 30, 2009 investor presentation provided by the Corporation.  When leases mature, tenants either move out or renegotiate leases.  In the current market environment there is a higher probability of tenants leaving or defaulting on their lease, which would increase vacancies and result in lower operating cash flows.  In a recent filing, the Corporation made the following statement: “A large percentage of our tenants are approaching their lease expirations. The capital requirements necessary for payment of leasing commissions, tenant concessions, and anticipated leasing expenditures to maintain our occupancy level have continued to increase.”

b.
Upcoming Debt Maturities.  There is a continued risk to the performance of the Corporation and the Shares from upcoming debt maturities.  In a recent letter to stockholders the Corporation stated, “We also must plan for increased demands on our cash flows.  These demands are impacted by an absence of available credit which could be used to satisfy upcoming debt maturities.”

c.
Falling Property Values.  There is a continued risk to the performance of the Corporation and the Shares from the persistent decline in asset value in the midst of weaker real estate fundamentals, a stalled lending environment, and reduced investment sales activity in the U.S. In a recent announcement, the Corporation made the following statement: “We believe that market conditions continue to negatively impact the values of most existing office properties.”

d.
Continued Recession.  There is a continued risk to the performance of the Corporation and the Shares from the general economic downturn in the U.S. and global economy.  In a recent filing, the Corporation made the following statement: “Our cash flows from operations depend significantly on market rents and the ability of our tenants to make rental payments . . . . A general economic downturn, such as the one we are currently experiencing, or downturn in one of our core markets, could adversely impact our operating cash flows. Over the past several months, competition to attract and retain high, creditworthy tenants has increased due to general economic conditions.”

11.
SHAREHOLDERS MAY WISH TO TRANSFER THEIR FRACTIONAL, NON-CONTROLLING INTERESTS TO A NEW INVESTOR THAT SPECIALIZES IN LONG-TERM ILLIQUID REAL ESTATE INVESTMENTS.  The Purchaser is part of a real estate investment firm that provides liquidity to investors holding illiquid or thinly traded units or interests in all types of real estate investment vehicles.  Historically, the Purchaser has been a passive investor or the manager of passive investments in which the Purchaser or its clients and investors are satisfied to remain a long-term investor and diversifies the associated risks among a larger portfolio of similar investments.

HOW TO ACCEPT THIS OFFER

Step 1.	Read and review the accompanying documents carefully, for they contain important information regarding the Offer, the Corporation and the Purchaser.

Step 2.	Complete the enclosed ‘Letter of Transmittal’ (printed on blue paper). If not otherwise indicated, please note the number of Shares you wish to sell in the signature area of the Letter of Transmittal.

Step 3.
Complete the enclosed ‘Transfer & Assignment of Shares’ form (printed on yellow paper) required by the Corporation’s transfer agent, and have it Medallion Signature Guaranteed (this can be done by your broker or bank). This form is required by the Corporation and its transfer agent to effectuate a transfer.  A Medallion Signature Guarantee is a certification that protects you from forgery and prevents the unauthorized transfer of securities certificates. Medallion Signature Guarantees can be completed by your broker or bank.

Step 4.	Send the completed ‘Letter of Transmittal’ and ‘Transfer & Assignment of Shares’ form to MIRELF III Investment Processing, LLC (the “Depositary”) in the enclosed pre-addressed envelope.

Step 5.	Once we receive confirmation that the transfer of Shares to the Purchaser has been effectuated, you will receive payment promptly.

For more information about the Offer or to get additional copies of the Offer to Purchase, the Letter of Transmittal or other documents, please call our Information Agent, Laurel Hill Advisory Group, at the following toll-free number: (888) 742-1305.  Their specialists are available to answer any questions and assist you in the process.

Please note that this Offer will expire (unless extended) at 11:59 p.m., Eastern Time, on November 17, 2009.

I encourage you to read the accompanying documentation carefully and urge you to accept the Offer as soon as possible.  You will be paid promptly for your Shares in accordance with the terms and subject to the conditions described in the Offer.

Thank you for consideration. We look forward to serving you.

Yours sincerely,

MIRELF III REIT Investments, LLC

By: MIRELF III Madison Investments, LP
Its: Managing Member

By: Madison International Holdings III, LLC
Its: General Partner

By:
Ronald M. Dickerman
Managing Member

PRIVACY NOTICE

YOUR ACCOUNT INFORMATION, ADDRESS AND OTHER STOCKHOLDER INFORMATION CONTAINED IN THESE MATERIALS HAVE NOT BEEN PROVIDED BY PIEDMONT OFFICE REALTY TRUST, INC. (THE "CORPORATION") TO MIRELF III REIT INVESTMENTS, LLC (THE "PURCHASER") OR ANY OTHER THIRD PARTY RELATED TO THE TENDER OFFER.

THE CORPORATION HAS COMPLETED THE NAME AND ACCOUNT INFORMATION CONTAINED IN THIS MAILINGAND THE CORPORATION IS MAILING THESE MATERIALS ON BEHALF OF THE PURCHASER IN ACCORDANCE WITH ITS OBLIGATIONS UNDER THE TENDER OFFER RULES SET FORTH IN THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.  THE PURCHASER WILL ONLY HAVE ACCESS TO ANY OF YOUR PERSONAL INFORMATION IF YOU CHOOSE TO PARTICIPATE IN THE TENDER OFFER AND MAIL THE MATERIALS BACK TO THE PURCHASER IN THE ENCLOSED ENVELOPE